Exhibit 1.01

Conflict Minerals Report

as required by Items 1.01 and 1.02 of Form SD

This Conflict Minerals Report (this “Report”) for Polycom, Inc. (“Polycom” or “we”) covers the reporting period from January 1, 2014 to December 31, 2014, and is presented in accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”).

This Report and our Form SD can be found on our website at www.polycom.com.

Introduction

Rule 13p-1 was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“3TG”). Rule 13p-1 and the related rules adopted by the SEC require companies subject to Rule 13p-1 to perform certain procedures to determine the source of 3TG minerals that are deemed to be necessary to the functionality of the products such companies manufacture or contract to manufacture. Specifically, companies are required to determine whether the 3TG minerals used in their products originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Region”), and whether armed groups directly or indirectly benefit as a result, and to disclose information about the due diligence procedures the company performed.

We have adopted a Conflict Minerals Statement (the “Conflict Minerals Statement”) pursuant to which we (i) expect our vendors to source materials from socially-responsible suppliers, including valid conflict-free mines, (ii) will work closely with our vendors to determine the potential use of conflict minerals in our supply chain, and (iii) will request our vendors to conduct the necessary due diligence and provide us with proper verification of the source of the materials used in the products. A link to the Conflict Minerals Statement can be found at www.polycom.com.

Reasonable Country of Origin Inquiry

Polycom has determined that certain 3TG minerals are necessary to the functionality or production of products that we manufactured or contracted to manufacture in 2014. Based on that determination, we conducted a reasonable country of origin inquiry (“RCOI”) for 2014 to determine whether any of those 3TG minerals originated in the Covered Region, or are from recycled or scrap sources. Polycom is many steps removed from the mining of 3TG minerals. We rely on our Tier 1 suppliers to provide information on the origin of 3TG contained in components that are included in our products. Our RCOI was based on a survey of our direct suppliers of materials, parts, components or products containing necessary 3TG minerals.

Design of Our Due Diligence Measures

For the calendar year 2014, we adopted a policy and methodology that aligned with Annex I of the Organisation for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”). Below is a summary of the due diligence measures we undertook as they relate to the five steps of the OECD Framework:

Step 1 – Establish strong company management systems. We have adopted and communicated the Conflict Minerals Statement to vendors and the public. We structured a team of individuals from various areas within the organization to support the process of supply chain due diligence, including implementing a system of controls to aid in the transparency over the mineral supply chain. This also includes, but is not limited to, the chain of custody and/or traceability of identifying upstream actors in the supply chain. Also included in the Conflict Minerals Statement is a grievance mechanism that will help monitor vendor compliance.

Step 2 – Identify and assess risk in the supply chain. We held meetings with management from various departments to discuss the applicable definitions of “manufacturer” and “contract to manufacture.” Through this process, we identified products that contain 3TG minerals and mapped them to their respective vendors. We evaluated our hardware products that contain 3TG minerals, which were determined to have been sourced from thirteen vendors (“In-Scope Vendors”). The In-Scope Vendors were surveyed through the RCOI survey process using the Conflict Minerals Reporting Template (known as the CFSI Reporting Template) published by the Conflict-Free Sourcing Initiative (“CFSI”). Responses received were reviewed for completeness and risk rated for additional due diligence.

Step 3 – Design and implementation of a strategy to respond to identified risks. From the risks identified above, management designed and implemented a strategy to respond to such risks. This strategy included the use of standard operating procedures to identify and act on supply chain risks. These procedures include, but are not limited to, performing testing and remediation procedures and identifying and prioritizing opportunities for future improvement.

RCOI surveys from In-Scope Vendors were collected and reviewed for completeness, as well as risk rated and assigned a rating of High Risk or Low Risk. High Risk In-Scope Vendors were provided with the Conflict Minerals Statement, as well as a link to the OECD Framework.

Step 4 – Support independent third-party audit of supply chain due diligence at identified points in the supply chain. Polycom is a paid member of the CFSI. Polycom leveraged the publicly-available information related to due diligence conducted on smelters and refiners by the CFSI’s Conflict-Free Smelter Program (“CFSP”). The CFSP uses independent private sector auditors to audit the source, including mines of origin and chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the CFSP.

Step 5 – Report on supply chain due diligence. We have compiled our results and filed this Report in accordance with Rule 13p-1. Further information is also available by reviewing the Conflict Minerals Statement.

Products

During this reporting period, we identified the categories of products on Attachment A that we manufactured or contracted to manufacture during 2014 containing necessary 3TG minerals.

Results of Due Diligence for the 2014 Calendar Year

The due diligence process, as described above, allowed Polycom to identify in-scope products and the corresponding vendors. We received survey responses from all thirteen In-Scope Vendors, or 100% of the population of products surveyed. The responses indicated that approximately 92% of the In-Scope Vendors may supply products that contain one or more of the named 3TG minerals.

Our efforts to determine the mine or location of origin of the necessary 3TG minerals in our products consisted of a review of the responses collected from our In-Scope Vendor surveys. Below is a summary of the country of origin information collected as a result of our RCOI efforts.

Conflict Mineral	Countries of origin and other sources may include the following
Tin	Albania, Algeria, Australia, Belgium, Bolivia, Brazil, Canada, China, France, Germany, Ghana, Great Britain, Hong Kong, Indonesia, Italy, Japan, Kazakhstan, Republic of Korea, Malaysia, Mexico, Peru, Philippines, Poland, Russian Federation, Singapore, Switzerland, Taiwan, Thailand, United Kingdom, United States, and Vietnam

Tantalum	Albania, Australia, Austria, Brazil, Canada, China, Estonia, Ethiopia, Great Britain, Germany, India, Indonesia, Japan, Kazakhstan, Mexico, Russian Federation, South Africa, Taiwan, Thailand, and United States

Tungsten	Albania, Austria, Belgium, Bolivia, Canada, China, Germany, Great Britain, Hong Kong, Indonesia, Japan, Kazakhstan, Republic of Korea, Luxembourg, Russian Federation, Sweden, Taiwan, United States, and Vietnam

Gold	Albania, American Samoa, Australia, Belgium, Brazil, Canada, Chile, China, France, Germany, Hong Kong, India, Indonesia, Italy, Japan, Kazakhstan, Republic of Korea, Kyrgyzstan, Malaysia, Mexico, Netherlands, Peru, Philippines, Russian Federation, Saudi Arabia, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom, United States, and Uzbekistan

Continuous Improvement in Understanding Sources of Minerals

We have taken steps to improve our understanding of the sources of 3TG used in our products. Steps included membership in the CFSI and continued outreach to suppliers to increase the accuracy and completeness of information received as part of RCOI and due diligence efforts.

Future Measures

The due diligence process discussed above is an ongoing process. As we continue to conduct due diligence on our products, we will continue to refine procedures to meet the goals and adhere to the values set forth in the policy outlined above. We will also continue to provide training to our appropriate internal teams on 3TG minerals and the process utilized.

Independent Private Sector Audit of this Report

This Conflict Minerals Report was not subject to an independent private sector audit, as such an audit was not required by paragraph (c)(1)(iv) of the instructions to Item 1.01 of Form SD.

Attachment A – List of Product Categories

UC Group Systems. Includes immersive telepresence, group video and group voice systems, including, but not limited to the following hardware products:

Polycom ® RealPresence ® Immersive Studio TM

Polycom ® Halo ®

Polycom ® Open Telepresence Experience ® (OTX ®)

Polycom® RealPresence® Group (300, 500, 700) Series

Polycom® HDX® 6000, 7000, 8000 and 9000 Series

Polycom® EagleEye™ Director Camera

Polycom ® UC Board

Polycom® VisualBoard™ Technology

Polycom® Touch Control Device

Polycom RealPresence ® Practitioner Cart ® 8000

Polycom RealPresence ® EduCart TM 500

Polycom RealPresenceVideo Protect 500

Polycom RealPresence ® Utility Cart 500

Polycom ® VoiceStation® Conference Phones

Polycom ® SoundStation ® Conference Phones

Polycom ® SoundStation ® Duo

Polycom ® SoundPoint ® IP conference phone

Polycom ® Solutions Purpose-Built for Microsoft Lync - ® CX3000, ® CX5100, ® CX8000 Series

UC Platform. Includes universal collaboration servers, virtualization management (distributed media optimization), resource management, recording and streaming, open API’s and remote access technologies that constitute the Polycom® RealPresence® Platform, including, but not limited to the following hardware products:

Polycom ® RealPresence ® Collaboration Server (RMX ®)

Polycom ® RSS TM 4000 recording and streaming server

Polycom ® RealPresence ® Capture Server

Polycom ® RealPresence ® Capture Station Pro

Polycom ® RealPresence ® Capture Station Portable Pro

Polycom ® RealPresence ® Broadcast Producer

UC Personal Devices. Includes desktop video devices and desktop voice products, including, but not limited to, the following hardware products:

Polycom® VVX® Business Media Phones

Polycom® SoundPoint® IP Desktop Phones

Polycom® HDX® 4000 and 4500 Series

Solutions Purpose-Built for Microsoft Lync - CX Series

Polycom VVX USB Camera